Exhibit 99.1

Four Seasons Education Reports First Half of Fiscal Year 2026 Unaudited Financial Results

SHANGHAI, December 2, 2025 (PRNewswire) – Four Seasons Education (Cayman) Inc. (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a tourism and education-related service provider in China, today announced its unaudited financial results for the first half of fiscal year 2026, ended August 31, 2025.

Financial and Operational Highlights for the First Half of Fiscal Year 2026

•
Revenue increased by 7.9% to RMB145.3 million (US$20.4 million), compared with RMB134.7 million in the same period of last year.
•
Gross profit increased by 30.9% to RMB38.8 million (US$5.4 million) from RMB29.7 million in the same period of last year.
•
Operating income was RMB9.2 million (US$1.3 million), compared with an operating loss of RMB5.7 million in the same period of last year.
•
Adjusted operating income(1) (non-GAAP) was RMB9.8 million (US$1.4 million), compared with an adjusted operating loss of RMB1.6 million in the same period of last year.
•
Net income was RMB12.4 million (US$1.7 million), compared with RMB3.0 million in the same period of last year.
•
Adjusted net income(2) (non-GAAP) was RMB13.7 million (US$1.9 million), compared with RMB2.1 million in the same period of last year.
•
Basic and diluted net income per American Depositary Share (“ADS”) were RMB4.53 (US$0.63) and RMB4.48 (US$0.63), respectively, compared with both RMB0.98 in the same period of last year. Each ADS represents ten ordinary shares.
•
Adjusted basic and diluted net income per ADS(3) (non-GAAP) were RMB5.11 (US$0.71) and RMB5.05 (US$0.71), respectively, compared with both RMB0.54 in the same period of last year.

(1) Adjusted operating income is defined as operating income/loss excluding share-based compensation expenses.

(2) Adjusted net income is defined as net income excluding share-based compensation expenses and unrealized holding gain (loss) in investments.

(3) Adjusted basic/diluted net income per ADS is defined as basic/diluted net income per ADS excluding share-based compensation expenses per ADS and unrealized holding gain (loss) in investments per ADS.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

Ms. Yi (Joanne) Zuo, Chief Executive Officer and Director of Four Seasons Education, said, "We sustained our solid growth momentum for the six months ended August 31, 2025, with total revenue reaching RMB145.3 million, up 7.9% year-over-year. Owing to a healthy product mix and ongoing efficiency gains, we also maintained our strong upward profitability trajectory, including a significant improvement in gross profit margin from 22.0% in the first half of fiscal year 2025 to 26.7% in the first half of fiscal year 2026 and a significant improve in gross profit from RMB29.7 million in the first half of fiscal year 2025 to RMB38.8 million in the first half of fiscal year 2026. This contributed to our net income climbing to RMB12.4 million, a 313.9% increase year-over-year.”

“Our enrichment learning programs continued to progress steadily as we prioritized high-quality learning experiences for learners of all ages, recording significant revenue growth for the six months ended August 31, 2025. Moving forward, we will prudently expand the enrichment learning business, strategically scaling our capacity in lockstep with market demand to ensure sustainable growth. Meanwhile, we are tilting our tourism product portfolio towards higher-margin, value-added offerings, to establish a more resilient and sustainable business model for this segment. ”

“Our relentless focus on operational efficiency, strategic execution, and diverse service and product portfolios positions us well to drive profitable growth. We are confident our profitable premium services and disciplined expansion into new, compliant markets will boost our long-term competitiveness and create lasting value for all stakeholders.”

First Half Fiscal Year 2026 Financial Results

Revenue increased by 7.9% to RMB145.3 million (US$20.4 million) in the first half of fiscal year 2026, from RMB134.7 million in the same period of last year, mainly driven by the growth in the Company’s enrichment learning business due to the business expansion effort.

Cost of revenue was RMB106.5 million (US$14.9 million) in the first half of fiscal year 2026, compared with RMB105.0 million in the same period of last year, mainly due to the increase in staff cost of the Company’s enrichment learning business.

Gross profit was RMB38.8 million (US$5.4 million) in the first half of fiscal year 2026, compared with RMB29.7 million in the same period of last year. The increase of gross profit is mainly driven by the growth in the Company’s enrichment learning business which has higher gross profit ratio.

General and administrative expenses decreased by 10.7% to RMB24.3 million (US$3.4 million) in the first half of fiscal year 2026 from RMB27.2 million in the same period of last year, mainly attributable to the decrease in share-based compensation expenses primarily caused by the repricing of share options in prior year.

Sales and marketing expenses decreased by 34.3% to RMB5.3 million (US$0.7 million) in the first half of fiscal year 2026 from RMB8.1 million in the same period of last year, mainly due to the decrease in advertising activities.

Operating income was RMB9.2 million (US$1.3 million) in the first half of fiscal year 2026, compared with an operating loss of RMB5.7 million in the same period of last year. Adjusted operating income(1) (non-GAAP), which is calculated as operating income/loss excluding share-based compensation expenses, was RMB9.8 million (US$1.4 million) in the first half of fiscal year 2026, compared with an adjusted operating loss of RMB1.6 million in the same period of last year.

Interest income, net was RMB3.1 million (US$0.4 million) in the first half of fiscal year 2026, compared with RMB7.5 million in the same period of last year, mainly due to interest expenses are no longer capitalized but expensed since the construction in progress of study camps in Wuyuan, Jiangxi are completed in the fiscal year 2025.

Income tax expense was RMB1.0 million (US$0.1 million) in the first half of fiscal year 2026, compared with RMB3.5 million in the same period of last year, primarily attributable to an increase in the income which is not subject to taxation, resulting in a decrease in income tax compared to the same period last year.

Net income was RMB12.4 million (US$1.7 million) in the first half of fiscal year 2026, compared with RMB3.0 million in the same period of last year. Adjusted net income(2) (non-GAAP), which is calculated as net income excluding share-based compensation expenses and unrealized holding gain (loss) in investments, was RMB13.7 million (US$1.9 million), compared with RMB2.1 million in the same period of last year.

Basic and diluted net income per ADS in the first half of fiscal year 2026 were RMB4.53 (US$0.63) and RMB4.48 (US$0.63), respectively, compared with both RMB0.98 in the same period of last year. Adjusted basic and diluted net income per ADS(3) (non-GAAP) in the first half of fiscal year 2026 were RMB5.11 (US$0.71) and RMB5.05 (US$0.71), respectively, compared with both RMB0.54 in the same period of last year.

Cash and cash equivalents, short-term investments, and short-term investments under fair value. As of August 31, 2025, the Company had cash and cash equivalents, short-term investments, and short-term investments under fair value of RMB213.1 million (US$29.9 million), compared with RMB262.6 million as of February 28, 2025.

Long-term investment under fair value (including current portion). As of August 31, 2025, the Company had long-term investment under fair value (including current portion) of RMB157.9 million (US$22.1 million), compared with RMB103.2 million as of February 28, 2025.

Conference Call

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on December 2, 2025 (9:00 PM Beijing/Hong Kong time on December 2, 2025)

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China (toll free):	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for "Four Seasons Education."

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.sijiedu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until December 9, 2025, by dialing the following telephone numbers:

United States (toll free):	1-855-669-9658
International:	1-412-317-0088
Replay Access Code:	9942703

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a service provider of both tourism and education-related services in China. The Company's program, service and product offerings mainly consist of enrichment learning programs, school-based tutoring product solutions and training programs for teachers, study camps and learning trips for students, and travel agency services for all age groups. For more information, please visit https://ir.sijiedu.com.

About Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses certain non-GAAP measures, including primarily adjusted operating income/loss, adjusted net income/loss and adjusted basic and diluted net income/loss per ADS, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating income/loss is defined as operating income/loss excluding share-based compensation expenses. Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and unrealized holding gain/loss in investments (net of tax effect). Adjusted basic/ diluted net income/loss per ADS is defined as basic/diluted net income/loss per ADS excluding share-based compensation expenses per ADS and unrealized holding gain/loss in investments per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses, unrealized holding gain/loss in investments and impairment loss on intangible assets and goodwill (where applicable) that may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in the Company’s financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges and unrealized holding gain/loss in investments (where applicable) that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1304 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 29, 2025.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to develop new learning products, services or activities, its ability to maintain and enhance the brand or reputation of its learning centers or study camps, PRC regulations and policies relating to the learning and travel services, learning technology and content solutions industries in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6177

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28,	August 31,	August 31,
	2025	2025	2025
	RMB	RMB	USD
Current assets
Cash and cash equivalents	210,771	87,949	12,334
Restricted cash, current	496	-	-
Accounts receivable, net	2,048	2,854	400
Other receivables, deposits and other assets, net	24,890	29,066	4,076
Amounts due from related parties	3,331	3,681	516
Short-term investments	13,905	54,062	7,582
Short-term investments under fair value	37,953	71,087	9,970
Long-term investments under fair value, current	3,584	7,166	1,005
Total current assets	296,978	255,865	35,883

Non-current assets
Restricted cash, non-current	128,028	126,771	17,779
Property and equipment, net	125,228	123,333	17,297
Operating lease right-of-use assets	40,185	36,006	5,050
Intangible assets, net	1,434	2,586	363
Goodwill	1,125	1,125	158
Long-term investments, net	36,000	45,000	6,311
Long-term investment under fair value, non-current	99,571	150,751	21,142
Other non-current assets	2,593	2,676	375
Total non-current assets	434,164	488,248	68,475
TOTAL ASSETS	731,142	744,113	104,358

Current liabilities
Accounts payable	3,746	3,755	527
Amounts due to related parties	5,256	5,256	737
Accrued expenses and other current liabilities	71,888	75,106	10,532
Operating lease liabilities, current	7,895	6,571	922
Income tax payable	18,859	19,735	2,768
Deferred revenue	27,941	30,244	4,242
Long-term borrowings, current	-	4,124	578
Total current liabilities	135,585	144,791	20,306

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
(in thousands, except share data and per share data)

	As of
	February 28,	August 31,	August 31,
	2025	2025	2025
	RMB	RMB	USD
Non-current liabilities
Long-term borrowings	82,134	78,353	10,989
Operating lease liabilities, non-current	8,270	5,733	804
Total non-current liabilities	90,404	84,086	11,793
TOTAL LIABILITIES	225,989	228,877	32,099

EQUITY
Total equity	505,153	515,236	72,259
TOTAL LIABILITIES AND EQUITY	731,142	744,113	104,358

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and per share data)

	Six Months Ended August 31,
	2024	2025	2025
	RMB	RMB	USD
Revenue
-- Revenue from third parties	134,376	145,285	20,375
-- Revenue from related parties	303	14	2
Total revenue	134,679	145,299	20,377
Cost of revenue
-- Cost of revenue from third parties	(101,240)	(106,466)	(14,931)
-- Cost of revenue from related parties	(3,783)	-	-
Gross profit	29,656	38,833	5,446

General and administrative expenses	(27,187)	(24,275)	(3,404)
Sales and marketing expenses	(8,130)	(5,342)	(749)
Operating (loss) income	(5,661)	9,216	1,293

Subsidy income	596	170	24
Interest income, net	7,484	3,060	429
Realized holding (loss) gain in investments	(635)	3,312	464
Unrealized holding gain (loss) in investments	5,017	(760)	(107)
Investment income	-	1,064	149
Other expense, net	(343)	(2,572)	(361)
Income before income taxes	6,458	13,490	1,891

Income tax expense	(3,451)	(1,043)	(146)

Net income	3,007	12,447	1,745
Less: Net income attributable to non-controlling interest	928	2,212	310
Net income attributable to Four Seasons Education (Cayman) Inc.	2,079	10,235	1,435

Net income per ordinary share:
Basic	0.10	0.45	0.06
Diluted	0.10	0.45	0.06

Weighted average shares used in calculating net income per ordinary share:
Basic	21,189,440	22,603,604	22,603,604
Diluted	21,234,983	22,832,293	22,832,293

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands, except share data and per share data)

	Six Months Ended August 31,
	2024	2025	2025
	RMB	RMB	USD
Net income	3,007	12,447	1,745
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	508	(3,785)	(531)
Comprehensive income	3,515	8,662	1,214
Less: Comprehensive income attributable to non-controlling interest	928	2,212	310
Comprehensive income attributable to Four Seasons Education (Cayman) Inc.	2,587	6,450	904

FOUR SEASONS EDUCATION (CAYMAN) INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands, except share data and per share data)

	Six Months Ended August 31,
	2024	2025	2025
	RMB	RMB	USD
Operating (loss) income	(5,661)	9,216	1,293
Add: share-based compensation expenses	4,086	542	76
Adjusted operating (loss) income (non-GAAP)	(1,575)	9,758	1,369

Net income	3,007	12,447	1,745
Add: share-based compensation expenses (net of tax effect of nil)	4,086	542	76
Add: unrealized holding (gain) loss in investments (net of tax effect of nil)	(5,017)	760	107
Adjusted net income (non-GAAP)	2,076	13,749	1,928

Basic net income per ADS	0.98	4.53	0.63
Add: share-based compensation expenses per ADS	1.93	0.24	0.03
Add: unrealized holding (gain) loss in investments per ADS	(2.37)	0.34	0.05
Adjusted basic net income per ADS (non-GAAP)	0.54	5.11	0.71
Diluted net income per ADS	0.98	4.48	0.63
Add: share-based compensation expenses per ADS	1.92	0.24	0.03
Add: unrealized holding (gain) loss in investments per ADS	(2.36)	0.33	0.05
Adjusted diluted net income per ADS (non-GAAP)	0.54	5.05	0.71
Weighted average ADSs used in calculating earnings per ADS
Basic	2,118,944	2,260,360	2,260,360
Diluted	2,123,498	2,283,229	2,283,229